================================================================================

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 2001
                                                 COMMISSION FILE NO.: 333-_____
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 _______________
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              _____________________

                        IMAGING TECHNOLOGIES CORPORATION
             (Exact Name of Registrant As Specified In Its Charter)
                            Delaware 5045 33-0021693
  (State of Incorporation) (Primary Standard Industrial   (IRS Employer I.D.
                            Classification Code Number)        Number)


                             15175 INNOVATION DRIVE
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 613-1300
                       ___________________________________
          (Address, including zip code and telephone number, including area code of registrant's principal executive offices)

                      Brian Bonar, Chief Executive Officer
                        IMAGING TECHNOLOGIES CORPORATION
                             15175 INNOVATION DRIVE
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 613-1300
            (Name, address and telephone number of Agent for Service)

                                    Copy to:
                          Christopher S. Auguste, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                         405 Lexington Avenue, 9th Floor
                            New York, New York 10174
                               Tel: (212) 704-6000
                               Fax: (212) 704-6288

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time, at the discretion of the selling shareholders after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If the registrant elects to deliver its latest Form 10-K, as amended, to security holders or a complete and legible facsimile thereof, pursuant to
Item 11.(a)(1) of this Form, check the following box.  [X]

If the registrant elects to deliver its latest Form 10-Q, as amended, to the security holder or a complete and legible facsimile thereof, pursuant to Item 11.(a)(2)(ii) of this Form, check the following box. [X]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

                         Calculation Of Registration Fee

================================================================================================
 Title of Each Class   | Amount To Be  |  Proposed Maximum  |  Proposed Maximum  |  Amount of
 of Securities To Be   |  Registered   | Offering Price Per | Aggregate Offering | Registration
      Registered       |               |   Share <F1> <F2>  |     Price <F1>     |    Fee
-----------------------|---------------|--------------------|--------------------|--------------
                       |               |                    |                    |
Common Stock, par      |   20,000,000  |       $.1172       |     $2,344,000     |   $586.00
value $0.005 per share |    shares     |                    |                    |
================================================================================================

<F1>
    Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
<F2>
    Estimate based on the average of the high and low prices of the Registrant's common stock as reported by the OTC Bulletin Board on February 23, 2001 pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.
<F3>
    This Registration Statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of common stock.


WE WILL AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY WHICH MAY DELAY ITS EFFECTIVE DATE UNTIL WE FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING ACCORDING TO SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED FEBRUARY __, 2001

                                   PROSPECTUS

                        IMAGING TECHNOLOGIES CORPORATION

                        20,000,000 shares of common stock


     o All of the shares of common stock offered by this prospectus are being sold by us on a "best efforts," "no minimum" basis. We may sell some shares through qualified selling agents.

     o We currently expect the public offering price to be $___ per share. We will provide specific terms for the sale of the common stock in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

     o Our common stock is traded on the OTC Bulletin Board under the symbol "ITEC".

     o On February 27, 2001, the closing bid price of our common stock on the OTC Bulletin Board was $.10.


     The securities offered in this prospectus involve a high degree of risk. You should carefully consider the factors described under the heading "Risk Factors" beginning on page 5 of this prospectus.

               __________________________________________________


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               __________________________________________________




                The date of this prospectus is February __, 2001


                                Table Of Contents
Forward-Looking Statements....................................................................3

Prospectus Summary............................................................................3

The Offering..................................................................................4

Risk Factors..................................................................................5

Use of Proceeds..............................................................................11

Plan of Distribution.........................................................................12

Description of Securities....................................................................14

Information With Respect to the Registrant...................................................14

Material Changes.............................................................................14

Where You Can Find More Information..........................................................14

Incorporation of Certain Documents by Reference..............................................15

Disclosure of Commission Position on Indemnification for Securities and Liabilities..........15

Experts......................................................................................16

Legal Opinions...............................................................................16

Financial Information........................................................................16


                           Forward-Looking Statements

     This prospectus contains some forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking words like "may," "will," "expect," "anticipate," "intend," "estimate," "continue," "believe" or other similar words. Similarly, statements that describe our future expectations, objectives and goals or contain projections of our future results of operations or financial condition are also forward-looking statements. Our future results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those listed under the heading "Risk Factors" and in other cautionary statements in this prospectus.


                               Prospectus Summary

     This summary highlights information in this document. You should carefully review the more detailed information and financial statements included in this document. The summary is not complete and may not contain all of the information you may need to consider before investing in our common stock. We urge you to carefully read this document, including the "Risk Factors" and the financial statements and their accompanying notes.


The Company

     References in this Prospectus to "ITEC," the "Company," "we" or "us" are to Imaging Technologies Corporation and our wholly-owned direct and indirect subsidiaries, EduAdvantage.com, Inc., a Delaware corporation, DealSeekers.com, Inc., a Delaware corporation, Personal Computer Products, Inc., a California corporation, NewGen Imaging Systems, Inc., a California corporation, Prima Inc., a California corporation, Color Solutions, Inc., a California corporation, McMican Corporation, a California corporation, ITEC Europe, Ltd., a company registered under the laws of the United Kingdom and Advanced Matrix Technology Accel UK Ltd., a company registered under the laws of the United Kingdom.

     We develop, manufacture, and distribute high-quality digital imaging solutions. We produce a wide range of printers and other imaging products for use in graphics and publishing, digital photography and other niche business and technical markets. Beginning with a core technology in the design and development of controllers for non-impact printers and multifunction peripherals, we have expanded our product offerings to include monochrome and color printers, external print servers, digital image storage devices, and software to improve the accuracy of color reproduction. Our new generation of products incorporate advanced printer and imaging controller technologies to produce faster, enhanced image output at competitive prices.

     Our ColorBlind(Registered) Color Management software is a suite of applications, utilities and tools designed to create, edit and apply industry standard ICC (International Color Consortium) profiles that produce accurate color rendering across a wide range of peripheral devices. "ColorBlind Aware" is being recognized as an industry standard for color accuracy as manufacturers integrate ColorBlind's Color Management resources into their product designs.

     We benefit from technology alliances with industry partners to develop the next generation of embedded printer controller and digital imaging technology. We produce printer controllers that provide modularity and performance advantages for our OEM customers. Our customers benefit by outsourcing their engineering development and manufacturing to us, thus achieving faster time-to-market.

     We were incorporated in March, 1982 under the laws of the State of California, and reincorporated in May, 1983 under the laws of the State of Delaware. Our principal executive offices are located at 15175 Innovation Drive, San Diego, California 92128. Our main phone number is (858) 613-1300.

     Personal Computer Products, Inc., ColorBlind and Xtinguisher are trademarks of ours. This Prospectus also includes names and trademarks of companies other than us.

                                 The Offering

Securities Offered by the Company

      Common Stock                                            20,000,000

Equity Securities Outstanding<F1>

      Common Stock                                           132,785,954<F2>
      Preferred Stock                                              420.5
      Warrants                                                11,977,907<F3>
      Options                                                    682,185<F3>
_________________________________________
[FN]
<F1> The total number of equity shares outstanding as of February 9, 2001.
<F2> The total number of shares of common stock does not include shares of common stock issuable upon the exercise of warrants associated with Series D Convertible Preferred Stock and Series E Convertible Preferred Stock.
<F3> The warrants were issued to employees, consultants, finders and private placement investors. The exercise prices of the warrants range from $.01 to $6.25. The options were issued in connection with our stock option plans and/or in connection with some of our employment agreements. The exercise prices of the options range from $.35 to $8.45 per share.


Use of proceeds:

We intend to use the net proceeds from this offering of our common stock to fund:

  o annual shareholders meeting expenses
  o inventory purchases
  o mergers and acquisitions and reorganization costs associated therewith, and
  o general working capital

See also the section of this prospectus entitled "Use of Proceeds".

We intend to promptly commence the sale of the shares offered by us, which offering may continue for a period beyond 30 days from the date of effectiveness of the registration statement.

                                  Risk Factors

     An investment in shares of ITEC common stock involves a high degree of risk. In addition to the other information contained in this Prospectus, you should carefully consider the following risk factors before purchasing any ITEC shares.

     Except for historical information, the information contained in this Prospectus and in our SEC reports are "forward-looking" statements. Our actual results could differ materially from those projected or implied in such forward-looking statements. The risks described below address some of the factors that may affect our future operating results and financial performance.

Our Need for Future Capital

     Our business has not been profitable in the past and it may not be profitable in the future. We may incur losses on a quarterly or annual basis for a number of reasons, some within and others outside our control. See "Potential Fluctuation in Our Quarterly Performance." The growth of our business will require the commitment of substantial capital resources. If funds are not available from operations, we will need additional funds. We may seek such additional funding through public and private financing, including debt or equity financing. Adequate funds for these purposes, whether through financial markets or from other sources, may not be available when we need them. Even if funds are available, the terms under which the funds are available to us may not be acceptable to us. Insufficient funds may require us to delay, reduce or eliminate some or all of our planned activities.

Potential Fluctuation in Our Quarterly Performance

     Our quarterly operating results can fluctuate significantly depending on a number of factors, any one of which could have a material adverse effect on our results of operations. The factors include:

o the timing of product announcements and subsequent introductions of new or enhanced products by us and by our competitors,

o    the availability and cost of components,

o    the timing and mix of shipments of our products,

o    the market acceptance of our new products,

o    seasonality,

o    currency fluctuations,

o    changes in our prices and in our competitors' prices,

o price protection offered to distributors and OEMs for product price reductions,

o    the timing of expenditures for staffing and related support costs,

o    the extent and success of advertising,

o    research and development expenditures, and

o    changes in general economic conditions.

     We may experience significant quarterly fluctuations in revenues and operating expenses as we introduce new products. In addition, our component purchases, production and spending levels are based upon our forecast of future demand for our products. Accordingly, any inaccuracy in our forecasts could adversely affect our financial condition and results of operations. Demand for our products could be adversely affected by a slowdown in the overall demand for computer systems, printer products or digitally printed images. Our failure to complete shipments during a quarter could have a material adverse effect on our results of operations for that quarter. Quarterly results are not necessarily indicative of future performance for any particular period.

Highly Competitive Industry

     The markets for our products are highly competitive and rapidly changing. Some of our current and prospective competitors have significantly greater financial, technical, manufacturing and marketing resources than we do. Our ability to compete in our markets depends on a number of factors, some within and others outside our control. These factors include:

o the frequency and success of product introductions by us and by our competitors,

o    the selling prices of our products and of our competitors' products,

o    the performance of our products and of our competitors' products,

o    product distribution by us and by our competitors,

o    our marketing ability and the marketing ability of our competitors, and

o    the quality of customer support offered by us and by our competitors.

     A key element of our strategy is to provide competitively priced, quality products. We cannot be certain that our products will continue to be competitively priced. We have reduced prices on certain of our products in the past and will likely continue to do so in the future. Price reductions, if not offset by similar reductions in product costs, will reduce our gross margins and may adversely affect our financial condition and results of operations.

Short Product Lives and Technological Change

     The  markets  for  our  products  are  characterized  by  rapidly  evolving
technology,   frequent  new  product   introductions   and   significant   price
competition. Consequently, short product life cycles and reductions in product selling prices due to competitive pressures over the life of a product are common. Our future success will depend on our ability to continue to develop and manufacture competitive products and achieve cost reductions for our existing products. In addition, we monitor new technology developments and coordinate with suppliers, distributors and dealers to enhance our existing products and lower costs. Advances in technology will require increased investment in product development to maintain our market position. If we are unable to develop and manufacture new, competitive products in a timely manner, our financial condition and results of operations will be adversely affected.

Developing Markets and Applications

     The markets for our products are relatively new and are still developing. We believe that there has been growing market acceptance for color printers, color management software and supplies. We cannot be certain, however, that these markets will continue to grow. Other technologies are constantly evolving and improving. We cannot be certain that products based on these other technologies will not have a material adverse effect on the demand for our products.

Dependence Upon Suppliers

     At present, many of our products use technology licensed from outside suppliers. We rely heavily on these suppliers for upgrades and support. In the case of our font products, we license the fonts from outside suppliers, who also own the intellectual property rights to the fonts. Our reliance on third-party suppliers involves many risks, including our limited control over potential hardware and software incompatibilities with our products. Furthermore, we cannot be certain that all of the suppliers of products we market will continue to license their products to us, or that these suppliers will not license their products to other companies simultaneously.

Risks Related to Acquisitions

     In order to grow our business, we may acquire businesses that we believe are complementary. To successfully implement this strategy, we must identify suitable acquisition candidates, acquire these candidates on acceptable terms, integrate their operations and technology successfully with ours, retain existing customers and maintain the goodwill of the acquired business. We may fail in our efforts to implement one or more of these tasks. Moreover, in pursuing acquisition opportunities, we may compete for acquisition targets with other companies with similar growth strategies. Some of these competitors may be larger and have greater financial and other resources than we do. Competition for these acquisition targets likely could also result in increased prices of acquisition targets and a diminished pool of companies available for acquisition. Our overall financial performance will be materially and adversely affected if we are unable to manage internal or acquisition-based growth effectively.

     Acquisitions involve a number of risks, including:

o    integrating acquired products and technologies in a timely manner;
o    integrating businesses and employees with our business;
o    managing geographically-dispersed operations;
o reductions in our reported operating results from acquisition-related charges and amortization of goodwill;
o potential increases in stock compensation expense and increased compensation expense resulting from newly-hired employees;
o    the diversion of management attention;
o    the assumption of unknown liabilities;
o    potential disputes with the sellers of one or more acquired entities;
o    our inability to maintain customers or goodwill of an acquired business;
o    the need to divest unwanted assets or products; and
o    the possible failure to retain key acquired personnel.

     Client satisfaction or performance problems with an acquired business could also have a material adverse effect on our reputation, and any acquired business could significantly under perform relative to our expectations. We are currently facing all of these challenges and our ability to meet them over the long term has not been established. As a result, we cannot be certain that we will be able to integrate acquired businesses, products or technologies successfully or in a timely manner in accordance with our strategic objectives, which could have a material adverse effect on our overall financial performance.

     In addition, if we issue equity securities as consideration for any future acquisitions, existing stockholders will experience ownership dilution and these equity securities may have rights, preferences or privileges superior to those of our common stock. See "Future Capital Needs."

Dependence on Key Personnel

     Our success is dependent, in part, upon our ability to attract and retain qualified management and technical personnel. Competition for these personnel is intense, and we will be adversely affected if we are unable to attract additional key employees or if we lose one or more key employees. We may not be able to retain our key personnel.

Component Availability and Cost; Dependence on Single Sources

     We presently outsource the production of some of our manufactured products through a number of vendors located in California. These vendors assemble products, using components purchased by us from other sources or from their own inventory. The terms of supply contracts are negotiated separately in each instance. Although we have not experienced any difficulty over the past several years in engaging contractors or in purchasing components, our present vendors may not have sufficient capacity to meet projected market demand for our products and alternative production sources may not be available without undue disruption.

     Our contract vendors generally perform multi-step quality control testing prior to shipping their products to us. We, in turn, include appropriate software, perform additional tests on the products, then package and ship products into the distribution channels. In addition to buying such items as printed circuit boards and other components from outside vendors, we purchase and/or license software programs, including operating systems and intellectual property modules (pre-written software code to execute a specifically defined operation). We purchase these products from vendors who have licenses to sell the software to us from the originators of the software, and have, from time to time, directly licensed system software that is either embedded or otherwise incorporated in certain of our products.

     While most components are available locally from multiple vendors, certain components used in our products are only available from single sources. Although alternative suppliers are readily available for many of our components, for some components the process of qualifying replacement suppliers, replacing tooling or ordering and receiving replacement components could take several months and cause substantial disruption to our operations. Any significant increase in component prices or decrease in component availability could have a material adverse effect on our business and overall financial performance.

Possibility of Challenge to our Products or Intellectual Property Rights

     We currently hold no patents. Our software products, hardware designs, and circuit layouts are copyrighted. However, copyright protection does not prevent other companies from emulating the features and benefits provided by our software, hardware designs or the integration of the two. We protect our software source code as trade secrets and make our proprietary source code available to OEM customers only under limited circumstances and specific security and confidentiality constraints. In many product hardware designs, we develop application-specific integrated circuits (ASICs) which encapsulate proprietary technology and are installed on the circuit board. This can serve to significantly reduce the risk of duplication by competitors, but in no way ensures that a competitor will be unable to replicate a feature or the benefit in a similar product.

     Competitors may assert that we infringe their patent rights. If we fail to establish that we have not violated the asserted rights, we could be prohibited from marketing the products that incorporate the technology and we could be liable for damages. We could also incur substantial costs to redesign our products or to defend any legal action taken against us. We have obtained U.S. registration for several of our trade names or trademarks, including: PCPI, NewGen, ColorBlind, LaserImage, ColorImage, ImageScript and ImageFont. These trade names are used to distinguish our products in the marketplace.

Risks Associated with International Operations

     We conduct  business  globally.  Accordingly,  our future  results could be
adversely   affected  by  a  variety  of  uncontrollable  and  changing  factors including:

o    foreign currency exchange fluctuations;
o regulatory, political or economic conditions in a specific country or region;
o    the imposition of governmental controls;
o    export license requirements;
o    restrictions on the export of critical technology;
o    trade restrictions;
o    changes in tariffs;
o    government spending patterns;
o    natural disasters;
o    difficulties in staffing and managing international operations; and
o    difficulties in collecting accounts receivable.

     In addition, the laws of certain countries do not protect our products and intellectual property rights to the same extent as the laws of the United States.

     In our 1998 fiscal year, we experienced contract cancellations and the write-off of significant receivables related to continuing economic deterioration in foreign countries, particularly in Asia. Any or all of these factors could have a material adverse impact on our business and overall financial performance.

Dependence on Export Sales

     We intend to pursue international markets as key avenues for growth and to increase the percentage of sales generated in international markets. In our 2000, 1999 and 1998 fiscal years, sales outside the United States represented approximately 2%, 56% and 57% of our net sales, respectively. We expect sales outside the United States to continue to represent a significant portion of our sales. As we continue to expand our international sales and operations, our business and overall financial performance may be adversely affected by factors such as those described under "Risks Associated with International Operations."

Reliance on Indirect Distribution

     Our products are marketed and sold through an established distribution channel of value added resellers, manufacturers' representatives, retail vendors, and systems integrators. We have a network of dealers and distributors in the United States and Canada, in the European Community and on the European Continent, as well as a growing number of resellers in Africa, Asia, the Middle East, Latin America, and Australia. We support our worldwide distribution network and end-user customers through centralized manufacturing, distribution, and repair operations headquartered in San Diego. As of February 9, 2001, we directly employed 8 individuals involved in marketing and sales activities.

     Our sales are principally made through distributors which may carry competing product lines. These distributors could reduce or discontinue sales of our products which could materially and adversely affect us. These independent distributors may not devote the resources necessary to provide effective sales and marketing support of our products. In addition, we are dependent upon the continued viability and financial stability of these distributors, many of which are small organizations with limited capital. These distributors, in turn, are substantially dependent on general economic conditions and other unique factors affecting our markets. We believe that our future growth and success will continue to depend in large part upon our distribution channels. Our business could be materially and adversely affected if our distributors fail to pay amounts to us that exceed reserves we have established. To expand our distribution channels, we have entered into select OEM arrangements that allow us to address specific market segments or geographic areas. To prevent inventory write-downs in the event that OEM customers do not purchase products as anticipated, we may need to convert such products to make them salable to other customers.

Volatility of Our Stock Price

     The  market  price  of  our  common  stock   historically   has  fluctuated
significantly. Our stock price could fluctuate significantly in the future based upon any number of factors such as:

o    general stock market trends;
o    announcements of developments related to our business;
o    fluctuations in our operating results;
o a shortfall in our revenues or earnings compared to the estimates of securities analysts;
o announcements of technological innovations, new products or enhancements by us or our competitors,
o general conditions in the computer peripheral market and the imaging markets we serve;
o    general conditions in the worldwide economy;
o    developments in patents or other intellectual property rights; and
o    developments in our relationships with our customers and suppliers.

     In addition, in recent years the stock market in general, and the market for shares of technology stocks in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Similarly, the market price of our common stock may fluctuate significantly based upon factors unrelated to our operating performance.

Absence of Dividends

     We have not paid any cash dividends on our common stock to date and we do not anticipate paying cash dividends in the foreseeable future.

Appointment and Removal of Operational Receiver

     On August 20, 1999, at the request of Imperial Bank, our primary lender, the Superior Court, San Diego appointed an operational receiver to us. On August 23, 1999, the operational receiver took control of our day-to-day operations. Through further equity infusion, primarily in the form of the exercise of warrants to purchase our common stock, operations have continued, and on June 21, 2000, the Superior Court, San Diego issued an order dismissing the operational receiver, determining that it was no longer necessary. However, in the future, without additional funding sufficient to satisfy Imperial Bank and our other creditors, as well as providing for our working capital, there can be no assurances that such operations can continue.

Dilution of Stockholder Interests

     The issuance of our reserved shares would dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock. As of February 9, 2001, we had 11,977,907 shares of common stock reserved for possible future issuances upon, among other things, conversion of preferred stock and exercise of outstanding options and warrants.

     Under the Convertible Note Purchase Agreement, the amount of common stock issuable to each of the purchasers upon conversion of the notes is based on a formula that is tied to the market price of our common stock prior to the date of conversion of the notes. Accordingly, the issuance of some or all of the common stock upon conversion of the notes could result in dilution of the per share value of our common stock held by current investors. The lower the average trading price of our common stock at the time of conversion, the greater the number of shares of common stock that can be issued. Accordingly, this causes a greater risk of dilution. The perceived risk of dilution may cause the purchasers under the Convertible Note Purchase Agreement as well as other ITEC stockholders to sell their shares, which would contribute to the downward movement in the stock price of our common stock.

     We may seek additional financing, which would result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. Additional issuances of capital stock would result in a reduction of current shareholders' percentage interest in ITEC. Furthermore, if the exercise price of any outstanding or issuable options or warrants or the conversion ratio of any preferred stock is lower than the price per share of common stock at the time of the exercise or conversion, then the price per share of common stock would decrease because the number of shares of common stock outstanding would increase without a corresponding increase in the dollar amount assigned to shareholders' equity.

     The addition of a substantial number of shares of common stock into the market or by the registration of any other of our securities under the Securities Act may significantly and negatively affect the prevailing market price for our common stock. Furthermore, future sales of shares of common stock issuable upon the exercise of outstanding warrants and options may have a depressive effect on the market price of the common stock, as these warrants and options would be more likely to be exercised at a time when the price of the common stock is in excess of the applicable exercise price.

     The sale or issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease in the value or market price of the common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

     Our board of directors currently is authorized to issue up to 100,000 shares of preferred stock. The board has the power to establish the dividend rates, preferential payments on our liquidation, voting rights, redemption and conversion terms and privileges for any series of preferred stock.

Nasdaq Listing and Liquidity of Common Stock

     The Nasdaq SmallCap Market and Nasdaq Marketplace Rules require an issuer to evidence a minimum of $2,000,000 in net tangible assets, a $35,000,000 market capitalization or $500,000 in net income in the latest fiscal year or in two of the last three fiscal years, and a $1.00 per share bid price, respectively. On October 21, 1999, Nasdaq notified us that we no longer complied with the bid price and net tangible assets/market capitalization/net income requirements for continued listing on The Nasdaq SmallCap Market. At a hearing on December 2, 1999, a Nasdaq Listing Qualifications Panel also raised public interest concerns relating to our financial viability. While the Panel acknowledged that we were in technical compliance with the bid price and market capitalization requirements, the Panel was of the opinion that the continued listing of our common stock on The Nasdaq Stock Market was no longer appropriate. This conclusion was based on the Panel's concerns regarding our future viability. Our common stock was delisted from The Nasdaq Stock Market effective with the close of business on March 1, 2000. As a result of being delisted from The Nasdaq SmallCap Market, stockholders may find it more difficult to sell our common stock. This lack of liquidity also may make it more difficult for us to raise capital in the future.

     Trading of our common stock is now being conducted over-the-counter through the NASD Electronic Bulletin Board and covered by Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

     The Securities and Exchange Commission adopted regulations that generally define a "penny stock" as any equity security that has a market price of less than $5.00 per share. Additionally, if the equity security is not registered or authorized on a national securities exchange or the Nasdaq and the issuer has net tangible assets under $2,000,000, the equity security also would constitute a "penny stock." Our common stock does constitute a penny stock because our common stock has a market price less than $5.00 per share, our common stock is no longer quoted on Nasdaq and our net tangible assets do not exceed $2,000,000. As our common stock falls within the definition of penny stock, these regulations require the delivery, prior to any transaction involving our common stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. Furthermore, the ability of broker/dealers to sell our common stock and the ability of shareholders to sell our common stock in the secondary market would be limited. As a result, the market liquidity for our common stock would be severely and adversely affected. We can provide no assurance that trading in our common stock will not be subject to these or other regulations in the future, which would negatively affect the market for our common stock.

We may be unable to sell all of the shares offered by us, or we may be unable to sell those shares at anticipated fixed prices.

     We are simultaneously registering 22 million shares of common stock that have been issued or are issuable to selling security holders and will be attempting to raise capital at a fixed price(s) through the sale of 20 million shares of common stock offered by us. As a result, we may have difficulty selling the shares offered by us because the selling security holders may sell their shares for a price below our fixed offering price. The registration of the significant amount of shares offered by the selling security holders may also impact the total amount of shares that we will be able to sell. If we are unable to sell all of the shares offered by us at a sufficient fixed price(s), we will be unable to raise the amount of capital needed to successfully execute our business plan.

                                 Use Of Proceeds

     Set forth below is our anticipated use of proceeds. There is no minimum number of shares that must be sold in the offering, and all funds will be paid directly to us.

     If all shares offered herein are sold, we will receive $_________ of net proceeds from this offering after deducting possible fees to qualified broker-dealers. The net proceeds of this offering will be used for general corporate purposes, including working capital, annual shareholders meeting expenses, inventory purchases and mergers and acquisitions and reorganization costs associated therewith.

     Specifically, the use of proceeds from the sale of the shares of common stock offered by us and the priority of their use if all of the securities are not sold or are not sold at sufficient amounts will be in the following order:

  1. Annual shareholders meeting expenses                     $_________
  2. Inventory purchases                                      $_________
  3. Mergers and acquisitions and reorganization costs
     associated therewith                                     $_________

     Because we have no minimum proceeds for this offering, it is possible that we will receive no funds or insufficient funds to enable us to effectuate our planned use of proceeds set forth above.


                              Plan Of Distribution

     We are registering 20,000,000 shares of our common stock in contemplation of offering unrestricted common stock to the public.

General.

     We may sell up to 20,000,000 shares of our common stock through underwriters or dealers, through agents or directly to one or more purchasers. We may distribute the securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

     The applicable prospectus supplement will describe the terms of the offering of the securities, including:

     o   the name or names of any underwriters, if any;

     o the purchase price of our common stock and the proceeds we will receive from the sale;

     o any underwriting discounts and other items constituting underwriters' compensation;

     o   any discounts or concessions allowed or reallowed or paid to dealers;
         and

     o any securities exchange or market on which our common stock may be listed.

Only underwriters named in the prospectus supplement, if any, are underwriters of our common stock offered with the prospectus supplement.

Use of Underwriters and Agents.

     If underwriters are used in the sale, they will acquire our common stock for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer our common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all of our common stock of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

     We may sell our common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of our common stock and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise our agent will act on a best-efforts basis for the period of its appointment.

     We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase our common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

Sale Directly to Purchasers.

     We may enter into agreements directly with one or more purchasers. Those agreements may provide for the sale of our common stock at a fixed price, based on the market price of the common stock or otherwise. Alternatively, those agreements may provide for the sale of common stock over a period of time by means of draw downs at our election which the purchaser would be obligated to accept under specified conditions. Under this form of agreement, we may sell common stock at a per share price which is discounted from the market price.
Those agreements may also provide for sales of common stock based on combinations of or variations from these methods.

Deemed Underwriters.

     In connection with the sale of the securities offered with this prospectus, underwriters, dealers or agents may receive compensation from us or from purchasers of our common stock for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents which participate in the distribution of the securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act. Anyone deemed to be an underwriter under the Securities Act may be subject to statutory liabilities, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Indemnification and Other Relationships.

     We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to those liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

Regulation M.

     Any person engaged in a distribution of any of the shares we are registering by this registration statement, will be required to comply with Regulation M. In general, Regulation M precludes any purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

     Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions. We will inform any person participating in the distribution of the shares that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum. Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices. Any distribution participant is required to consult with its own legal counsel to ensure compliance with Regulation M.

                            Description Of Securities

Common Stock

     Holders of the common stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by shareholders. Stockholders have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available. In the event of liquidation, dissolution or winding up, holders of common stock are to share in all assets remaining after the payment of liabilities. The holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of the common stock are subject to any rights that may be fixed for holders of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable.

                   Information With Respect To The Registrant

     The information required to be disclosed in the registration statement pertaining to this prospectus is incorporated by reference, including, among other documents, our latest Form 10-K and Form 10-Q, which are both being delivered with this prospectus. See "Documents Incorporated by Reference", "Prospectus Summary", "Risk Factors" and "Material Changes."

                                Material Changes

Appointment and Removal of Operational Receiver

     On August 20, 1999, at the request of Imperial Bank, our primary lender, the Superior Court, San Diego appointed an operational receiver to us. On August 23, 1999, the operational receiver took control of our day-to-day operations. Through further equity infusion, primarily in the form of the exercise of warrants to purchase our common stock, operations have continued, and on June 21, 2000, the Superior Court, San Diego issued an order dismissing the operational receiver, determining that it was no longer necessary. However, in the future, without additional funding sufficient to satisfy Imperial Bank and our other creditors, as well as providing for our working capital, there can be no assurances that such operations can continue.


                       Where You Can Find More Information

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the

SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our filings are also available to the public from the SEC's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

                 Incorporation Of Certain Documents By Reference

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus. We incorporate by reference the documents listed below:

     1.   Our  Annual  Report on Form 10-K for the  fiscal  year  ended June 30,
          2000;

     2. Our Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2000, September 30, 2000, March 31, 2000, December 31, 1999, July 31, 1999 and March 31, 1999; and

     3.   Our Current Report on Form 8-K filed January 19, 2001.

     You may request a copy of these filings,  without  charge,  by telephone at
(858) 613-1300 or by writing to us at the following address:

                        Imaging Technologies Corporation
                        Attn:  Philip J. Englund, Secretary
                        15175 Innovation Drive
                        San Diego, California  92128


            Disclosure Of Commission Position On Indemnification For
                           Securities Act Liabilities

     Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors of the Registrant under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

     Article X of the Bylaws of the Registrant provides that the Registrant shall indemnify its officers, directors and employees. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. In addition, expenses incurred by a director or officer in defending any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant shall be paid by the Registrant unless such officer, director or employee is adjudged liable for negligence or misconduct in the performance of his or her duties.

     Article Seventh of the Registrant's Certificate of Incorporation provides that the Registrant shall indemnify all persons whom it may indemnify pursuant to Section 145 of the Delaware General Corporation Law to the full extent permitted by such Section 145.

     INDEMNIFICATION FOR LIABILITIES UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING US ACCORDING TO THE PROVISIONS IN OUR ARTICLES OF INCORPORATION, WE HAVE BEEN INFORMED THAT IN THE OPINION OF THE SEC, THIS INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE

                                     Experts

     The financial statements incorporated herein by reference to our Annual Report on Form 10-K for the year ended June 30, 2000 have been so incorporated in reliance on the report of Boros & Farrington APC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 Legal Opinions

     For the purpose of this offering, Jenkens & Gilchrist Parker Chapin LLP is our counsel in regard to this registration statement.

                              Financial Information

     The following financial statements should be read in conjunction with the financial statement information contained in and incorporated by reference from our most recent report on Form 10-K, which is being furnished with this prospectus.

This prospectus is part of a
registration statement we filed with
the SEC.  You should rely on the
information or representations                 20,000,000 SHARES
provided in this prospectus.  We
have authorized no one to provide       IMAGING TECHNOLOGIES CORPORATION
you with different information.  You
should not assume that the                        Common Stock
information in this prospectus is
accurate as of any date other than
the date of this prospectus.

          ________________

          TABLE OF CONTENTS
          ________________

Page
Forward-Looking Statements........3
Prospectus Summary................3
The Offering......................4
Risk Factors......................5
Use of Proceeds..................11
Plan of Distribution.............12
Description of Securities........14
Information With Respect to the
      Registrant.................14
Material Changes.................14
Where You Can Find More
      Information................14
Incorporation of Certain
      Documents by Reference.....15
Disclosure of Commission
      Position on Indemnification
      for Securities and
      Liabilities................15             ________________
Experts..........................16
Legal Opinions...................16                PROSPECTUS
Financial Information............16             ________________

Until  ______________,  (25 days from
the  date  of  this  prospectus)  all
dealers that effect  transactions  in
these  securities,   whether  or  not
participating  in this offering,  may
be     required    to    deliver    a
prospectus.  This is in  addition  to
the dealers'  obligation to deliver a
prospectus     when     acting     as
underwriters   and  with  respect  to
unsold allotments or subscriptions.


                                        IMAGING TECHNOLOGIES CORPORATION
                                            15175 INNOVATION DRIVE
                                           SAN DIEGO, CALIFORNIA 92128
                                                 (858) 613-1300


                                               February __, 2001

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table shows the estimated expenses in connection with the issuance and distribution of the common stock being registered:

      SEC registration fees ...................................$  586.00
      Legal fees and expenses..................................$5,000.00
      Accounting fees and expenses.............................$2,000.00
      Miscellaneous............................................$    0.00
                                                               ---------
      TOTAL                                                    $7,586.00
      =====                                                    =========

Item 15.  Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors of the Registrant under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

     Article X of the Bylaws of the Registrant provides that the Registrant shall indemnify its officers, directors and employees. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. In addition, expenses incurred by a director or officer in defending any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant shall be paid by the Registrant unless such officer, director or employee is adjudged liable for negligence or misconduct in the performance of his or her duties.

     Article Seventh of the Registrant's Certificate of Incorporation provides that the Registrant shall indemnify all persons whom it may indemnify pursuant to Section 145 of the Delaware General Corporation Law to the full extent permitted by such Section 145.

INDEMNIFICATION FOR LIABILITIES UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING US ACCORDING TO THE PROVISIONS IN OUR ARTICLES OF INCORPORATION, WE HAVE BEEN INFORMED THAT IN THE OPINION OF THE SEC, THIS INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE

Item 16.  Exhibits.

(a)  Exhibits

EXHIBIT                       DESCRIPTION


    3(a)    Certificate of Incorporation of the Company, as amended, and
            currently in effect. See also below (Incorporated by reference    *
            to Exhibit 3(a) to 1988 Form 10-K)

    3(b)    Certificate of Amendment of Certificate of Incorporation of the
            Company, filed February 8, 1995, as amended, and currently in     *
            effect (Incorporated by reference to Exhibit 3(b) to 1995 Form
            10-K)

    3(c)    Certificate of Amendment of Certificate of Incorporation of the
            Company, filed May 23, 1997, as amended, and currently in         *
            effect (Incorporated by reference to 1997 Form 10-K)

    3(d)    Certificate of Amendment of Certificate of Incorporation, filed   *
            January 12, 1999, as amended and currently in effect
            (Incorporated by reference to Form 10-Q for the period ended December 31, 1998)

    3(e)    Certificate Eliminating Reference to Certain Series of Shares     *
            of Stock from the Certificate of Incorporation, filed January
            12, 1999, as amended and currently in effect (Incorporated by reference to Form 10-Q for the period ended December 31, 1998)

    3(f)    By-Laws of the Company, as amended, and currently in effect       *
            (Incorporated by reference to Exhibit 3(b) to 1987 Form 10-K)

    4(a)    Amended Certificate of Designation of Imaging Technologies        *
            Corporation with respect to the 5% Convertible Preferred Stock (Incorporated by reference to Exhibit 4(d) to 1987 Form 10-K)

    4(b)    Amended Certificate of Designation of Imaging Technologies        *
            Corporation with respect to the 5% Series B Convertible
            Preferred Stock (Incorporated by reference to Exhibit 4(b) to
            1988 Form 10-K)

    4(c)    Certificate of Designations, Preferences and Rights of Series C   *
            Convertible Preferred Stock of Imaging Technologies Corporation (Incorporated by reference to Exhibit 4(c) to 1998 Form 10-K)

    4(d)    Certificate of Designation, Powers, Preferences and Rights of     *
            the Series of Preferred Stock to be Designated Series D
            Convertible Preferred Stock, filed January 13, 1999
            (Incorporated by reference to Form 10-Q for the period ended December 31, 1998)

    4(e)    Certificate of Designation, Powers, Preferences and Rights of     *
            the Series of Preferred Stock to be Designated Series E
            Convertible Preferred Stock, filed January 28, 1999
            (Incorporated by reference to Form 10-Q for the period ended December 31, 1998)

    5       Legal Opinion of Jenkens & Gilchrist Parker Chapin LLP            **

    10(a.1) 1988 Stock Option Plan for the Company (Incorporated by           *
            reference to Exhibit 10(g) to 1989 Form 10-K)

    10(a.2) Amendment and Restatement of 1988 Stock Option Plan               *
            (Incorporated by reference to Exhibit 10(d) to 1991 Form 10-K)

    10(a.3) Forms of Standard Non-Qualified and Incentive Stock Option        *
            Agreement for 1988 Stock Option Plan (Incorporated by reference to Exhibit 10(e) to 1991 Form 10-K)

    10(b)   Reference is made to the various stock options and warrants       *
            granted in 1996 to directors and executive officers of the Company as described in Notes 6 and 7 to the 1996 Financial Statements (Incorporated by reference to Forms S-8 dated
            February 12, 1996, File Nos. 333-00871, 333-00873 and
            333-00879)

    10(c.1) Consulting Agreement, dated April 1, 1994, between the Company    *
            and Irwin Roth (Incorporated by reference to Exhibit 10(az) to 1994 Form 10-KSB)

    10(c.2) Amendment to Consulting Agreement dated June 12, 1998 between     *
            the Company and Irwin Roth (Incorporated by reference to Exhibit 10(g.3) to 1998 Form 10-K)

    10(d.1) Warrant Purchase Agreement, dated September 17. 1993, between     *
            the Company and Robinson International, Ltd. (Incorporated by reference to Exhibit 10(ar) to 1994 Form

            10-KSB)

    10(d.2) Warrant Certificate for 250,000 Warrants to Purchase Shares of    *
            Common Stock of the Company at $1.50 per share dated September
            17, 1993, between the Company and Robinson International, Ltd. (Incorporated by reference to Exhibit 10(as) to 1994 Form
            10-KSB)

    10(d.3) Warrant Certificate for 250,000 Warrants to Purchase Shares of    *
            Common Stock of the Company at $1.00 per share dated September
            17, 1993, between the Company and Robinson International, Ltd. (Incorporated by reference to Exhibit 10(at) to 1994 Form
            10KSB)

    10(e)   ITEC/MEl License Agreement dated September 30, 1994 between the   *
            Company and Matsushita Electric Industrial Co., Ltd.
            (Incorporated by reference to Exhibit 10(aac) to 1994 Form
            10-KSB)

    10(f)   Form of Standard Warrant Agreement dated January 3, 1996 issued   *
            to Harry J. Saal as described in Note 6 to the 1996 Financial Statements (Incorporated by reference to Exhibit 10(o) to 1996
            Form 10-KSB)

    10(g)   Form of Standard Warrant and Consulting Agreement issued to       *
            consultants as described in Note 6 to the 1996 Financial
            Statements (Incorporated by reference to Form S-8 dated May 9, 1996, File Number 333-03375)

    10(h)   Warrant to Purchase Stock between Imperial Bank and the Company   *
            dated June 23, 1998 (Incorporated by reference to Exhibit 10(w) to 1998 Form 10-K)

    10(i)   Form of Warrant to Purchase Common Stock between buyers and the   *
            Company dated August 21,1997 (Incorporated by reference to Exhibit 10(z) to 1998 Form 10-K)

    10(j)   Securities Purchase Agreement dated as of January 13, 1999, by    *
            and among the Company and the applicable parties named therein (Incorporated by reference to Exhibit 10.3 to Form 10-Q for the period ended December 31, 1998)

    10(k)   Registration Rights Agreement dated as of January 13, 1999, by    *
            and among the Company and the applicable parties named therein (Incorporated by reference to Exhibit 10.4 to Form 10-Q for the period ended December 31, 1998)

    10(l)   Form of Warrant to Purchase Shares of Common Stock of the         *
            Company at $.875 per share dated January 13, 1999, between the Company and each of the applicable parties named in Exhibit
            10(j) hereto (Incorporated by reference to Exhibit 10.5 to Form 10-Q for the period ended December 31, 1998)

    10(m)   Securities Purchase Agreement dated as of February 2, 1999, by    *
            and among the Company and the applicable parties named therein (Incorporated by reference to Exhibit 10.6 to Form 10-Q for the period ended December 31, 1998)

    10(n)   Registration Rights Agreement dated as of February 2, 1999, by    *
            and among the Company and the applicable parties named therein (Incorporated by reference to Exhibit 10.7 to Form 10-Q for the period ended December 31, 1998)

    10(o)   Form of Warrant to Purchase Shares of Common Stock of the         *
            Company at $.875 per share dated February 2, 1999, between the Company and each of the applicable parties named in Exhibit
            10(n) hereto (Incorporated by reference to Exhibit 10.8 to Form 10-Q for the period ended December 31, 1998)

    10(p)   Exchange Agreement dated as of February 19, 1999, by and among    *
            the Company and the applicable parties named therein
            (Incorporated by reference to Exhibit 10.9 to Form 10-Q for the period ended December 31, 1998)

    10(q)   Form of Warrant to Purchase 50,000 shares of Common Stock of      *
            ITEC at $1.50 per share, dated March 5, 1999, between ITEC and Carmel Mountain Environmental L.L.C. (Incorporated by reference to Exhibit 4.9 to Amendment No. 2 to Form S-3 filed July 16,
            1999, File No. 333-77629)

    10(r)   Form of Warrant to Purchase 50,000 Shares of Common Stock of      *
            ITEC at $1.50 per share dated March 5, 1999, between ITEC and Carmel Mountain #8 Associates, L.P. (Incorporated by reference to Exhibit 4.10 to Amendment No. 2 to Form S-3 filed July 16,
            1999, File No. 333-77629)

    10(s)   Form of Warrant to Purchase 5,000 Shares of Common Stock of       *
            ITEC at $1.50 per share, dated March 5, 1999 between ITEC and John P. Mulder (Incorporated by reference to Exhibit 4.12 to Amendment No. 2 to Form S-3 filed July 16, 1999, File No. 333-77629)

    10(t)   Form of Warrant to Purchase 5,000 Shares of Common Stock of       *
            ITEC at $1.50 per share, dated March 5, 1999 between ITEC and Steve Tiritilli (Incorporated by reference to Exhibit 4.13 to Amendment No. 2 to Form S-3 filed July 16, 1999, File No. 333-77629)

    10(u)   Common Stock Purchase Agreement (Incorporated by reference to     *
            Exhibit 10.1 to the Company's Report on Form 10-Q for the period ended September 30, 1998)

    10(v)   Form of Subordinated Note Purchase Agreement (Incorporated by     *
            reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the period ended September 30, 1998)

    10(w)   Registration Rights Agreement (Incorporated by reference to       *
            Exhibit 10.6 to the Company's Report on Form 10-Q for the period ended September 30, 1998)

    10(x)   Form of Convertible Subordinated Promissory Note (Incorporated    *
            by reference to Exhibit 10.4 to the Company's Report on Form
            10-Q for the period ended September 30, 1998)

    10(y)   Form of Common Stock Purchase Warrant (Incorporated by            *
            reference to Exhibit 10.12 to the Company's Report on Form 10-Q for the period ended September 30, 1998)

    10(z)   Form of Common Stock Purchase Warrant (Incorporated by            *
            reference to Exhibit 10.9 to the Company's Report on Form 10-Q for the period ended September 30, 1998)

    10(aa)  Form of Common Stock Purchase Warrant (Incorporated by            *
            reference to Exhibit 10.5 to the Company's Report on Form 10-Q for the period ended September 30, 1998)

    10(ab)  Form of Warrant to Purchase 60,000 Shares of Common Stock of      *
            ITEC at $2.50 per share, dated June 23, 1998, between ITEC and Imperial Ban. (Incorporated by reference to Exhibit 4.40 to Amendment No. 2 to Form S-3 filed July 16, 1999, File No. 333-77629)

    10(ac)  Standard Industries/Commercial Single-Tenant Lease-Net, dated     *
            February 22, 1999 and addendum thereto, dated March 5, 1999, by and between Carmel Mountain #8 Associates, L.P. and ITEC (Incorporated by reference to Exhibit 10.10 to Form 10-Q for the period ended March 31, 1999)

    10(ad)  1999 Special Compensation Plan for certain directors, officers    *
            and employees of the

            Company (Incorporated by reference to Form S-8, filed
            June 18, 1999)

    10(ae)  Form of Restated and Amended Common Stock Purchase Warrants       *
            relating to Exhibit 10(bt) above (Incorporated by reference to Form S-8, filed June 18, 1999)

    10(af)  Form of Compensation Agreement relating to Exhibit 10(ad) above   *
            (Incorporated by reference to Form S-8, filed June 18, 1999)

    10(ag)  Consulting Agreement dated July 1, 1999 between Howard Schraub    *
            and the Company (Incorporated by reference to Form S-8, filed August 4, 1999)

    10(ah)  Consulting Agreement dated July 1, 1999 between George Furla      *
            and the Company (Incorporated by reference to Form S-8, filed August 4, 1999)

    10(ai)  Consulting Agreement dated July 1, 1999 between Franz Herbert     *
            and the Company. (Incorporated by reference to Form S-8, filed August 4, 1999)

    10(aj)  Consulting Agreement dated July 1, 1999 between Peter Benz and    *
            the Company (Incorporated by reference to Form S-8, filed
            September 22, 1999)

    10(ak)  Consulting Agreement dated July 1, 1999 between Richard Kaplan    *
            and the Company (Incorporated by reference to Form S-8, filed September 22, 1999)

    10(al)  Convertible Note Purchase Agreement by and among certain          *
            Purchasers and the Company (Incorporated by reference to Form
            8-K, filed January 19, 2001)

    21      List of Subsidiaries of the Company (Incorporated by reference    *
            to Form 10-K, filed June 30, 1999)

    23      Consent of Independent Accountants                                **

* Exhibit is incorporated by reference only and a copy is not included in this Form S-2 filing.

**   Filed herewith.


(b) Reports on Form 8-K

Form 8-K filed July 28, 2000.

Form 8-K filed January 19, 2001.


Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, Delaware General Corporation Law or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 28th day of February 2001.

                                    IMAGING TECHNOLOGIES CORPORATION



                                 By: /s/ Brian Bonar
                                    -------------------------------
                                      Brian Bonar
                                      Chief Executive Officer


                              POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Brian Bonar and Philip J. Englund, and each of them acting individually, as his attorney-in-fact, each with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


            Signature                        Title
            ---------                        -----



/s/ Brian Bonar                     Chief Executive Officer    February 28, 2001
________________________                  and Director
Brian Bonar                           (Principal Executive
                                            Officer)

/s/ Robert A. Dietrich
________________________                    Director           February 28, 2001
Robert A. Dietrich


/s/ Eric W. Gaer
________________________                    Director           February 28, 2001
Eric W. Gaer


/s/ Richard H. Green
________________________                    Director           February 28, 2001
Richard H. Green


/s/ Stephen J. Fryer
________________________                    Director           February 28, 2001
Stephen J. Fryer